					Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31
	2010	2009	2008	2007	2006

Earnings before income from equity investees (1)	$57,649	$(88,992)	$(42,291)	$75,738	$61,596

Add back:
Fixed charges	160,741	154,952	163,667	154,332	146,103
Amortization of previously capitalized interest	4,526	4,558	4,575	4,391	4,329
Distributed income of Unconsolidated Joint Ventures (2)	45,412	11,488	35,356	40,498	33,544

Deduct:
Capitalized interest	(319)	(1,257)	(7,972)	(14,613)	(9,803)
Preferred distributions	(2,460)	(2,460)	(2,460)	(2,460)	(2,460)

Earnings available for fixed charges and preferred dividends	$265,549	$78,289	$150,875	$257,886	$233,309

Fixed Charges
Interest expense (3)	$152,708	$145,670	$147,397	$131,700	$128,643
Capitalized interest	319	1,257	7,972	14,613	9,803
Interest portion of rent expense	5,254	5,565	5,838	5,559	5,197
Preferred distributions	2,460	2,460	2,460	2,460	2,460

Total Fixed Charges	$160,741	$154,952	$163,667	$154,332	$146,103

Preferred dividends (4)	14,634	14,634	14,634	14,634	23,723

Total fixed charges and preferred dividends	$175,375	$169,586	$178,301	$168,966	$169,826

Ratio of earnings to fixed charges and preferred dividends	1.5	0.5 (5)	0.8 (5)	1.5	1.4

(1)
Earnings before income from equity investees for the year ended December 31, 2009 includes $166.7 million in impairment charges related to The Pier Shops and Regency Square and a $2.5 million restructuing charge, which primarily represents the costs of terminations of personnel. Earnings before income from equity investees for the year ended December 31, 2008 includes a $117.9 million impairment charge related to our Oyster Bay project.

(2)
Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2009 includes $30.4 million in litigation charges related to Westfarms. Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2008 includes an $8.3 million impairment charge related to our investment in University Town Center.

(3)		Interest expense for the year ended December 31, 2006 includes charges of $3.1 million in connection with the write-off of financing costs.

(4)		Preferred dividends for the year ended December 31, 2006 includes $4.7 million of charges recognized in connection with the redemption of Preferred Stock.

(5)
Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $91.3 million and $27.4 million for 2009 and 2008, respectively. See notes (1) and (2) above.